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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

thinkorswim Group Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, par value $0.01 per share
(Title of Class of Securities)

88409C105
(CUSIP Number of Common Stock Underlying Class of Securities)

Ida K. Kane
thinkorswim Group Inc.
(formerly known as Investools Inc.)
45 Rockefeller Plaza, Suite 2012
New York, New York 10111
(801) 816-6918
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Ethan A. Klingsberg, Esq. and Benet J. O'Reilly, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$14,350,595	$800.76

*
Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all options having an exercise price equal to or greater than $9.95 (which is the threshold exercise price (as defined below) assumed for purposes of calculating the amount of the filing fee only, based on the closing price of a share of TD AMERITRADE Holding Corporation's common stock, par value $0.01 per share, rounded to the nearest one-tenth of a cent, as reported on The NASDAQ Global Select Market on April 16, 2009) will be eligible for exchange and will be tendered pursuant to this exchange offer. These options have an aggregate value of $14,350,595 as of April 16, 2009, calculated using a Black-Scholes option pricing model based on a price per share of the issuer's common stock of $9.695, the average of the high and low prices of the issuer's common stock as reported on The NASDAQ Global Market on April 16, 2009.

**
The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, is calculated by multiplying the Transaction Valuation by 0.00005580.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $800.76 Form or Registration No.: 005-79294	Filing Party: thinkorswim Group Inc. Date Filed: April 17, 2009
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 1 (this "Amendment No. 1") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 17, 2009 (the "Schedule TO"), relating to an offer by thinkorswim Group Inc. (the "Company") to its eligible employees and independent contractors to exchange outstanding "underwater" options to purchase shares of the Company's common stock granted under the thinkorswim Group Inc. Second Amended and Restated 2001 Stock Option Plan, the Telescan, Inc. Amended and Restated 1995 Stock Option Plan, the Telescan, Inc. 2000 Stock Option Plan and the Telescan, Inc. Amended and Restated Stock Option Plan for new grants of thinkorswim restricted stock units (the "exchange offer").

        Except as expressly amended and supplemented herein, all terms of the exchange offer and all disclosures as set forth in the Schedule TO and the exhibits thereto remain unchanged and are incorporated herein by reference.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements.

  (e)
  Agreements Involving the Subject Company's Securities.

    Item 5(e) of the Schedule TO is hereby amended and supplemented by replacing the first paragraph in its entirety with the following:

        The information set forth in the Offer to Exchange under "The Exchange Offer—11. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" and the information set forth in the Proxy Statement/Prospectus (incorporated herein by reference to the proxy statement/prospectus included in the Registration Statement on Form S-4 filed by TD AMERITRADE with the Securities and Exchange Commission (the "Commission") on February 10, 2009, as amended and supplemented from time to time) under the section titled "thinkorswim Officers and Directors Have Financial Interests in the Merger" is incorporated herein by reference.

Item 11.    Additional Information.

  (a)
  Agreements, Regulatory Requirements and Legal Proceedings.

    Item 11(a) of the Schedule TO is hereby amended and supplemented by replacing in its entirety with the following:

        The information set forth in Item 1A. ("Risk Factors") and Item 3 ("Legal Proceedings") of the Company's Annual Report on Form 10-K for the year ended December 31, 2008, the information set forth in the Proxy Statement/Prospectus, and the information set forth in the Offer to Exchange under "Risk Factors Relating to the Exchange Offer," "Valuation Risks," "The Exchange Offer—11. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" and "The Exchange Offer—12. Legal Matters; Regulatory Approvals" is incorporated herein by reference.

Item 12.    Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by:

            (i)  replacing Exhibit (a)(1)(K) in its entirety with the following:

(a)(1)(K)	Proxy Statement/Prospectus (incorporated by reference to the proxy statement/prospectus included in Amendment No. 2 to the Registration Statement on Form S-4 filed by TD AMERITRADE Holding Corporation with the SEC on April 24, 2009, as further amended from time to time); and

           (ii)  adding the following exhibits:

(a)(1)(L)	Form of Communication to Eligible Individuals Regarding the Exchange Ratio Calculation; and
(a)(1)(M)	Tender Offer Conversion Form.

 EXHIBIT INDEX

Exhibit No.	Document
(a)(1)(A)*	Offer to Exchange Eligible Stock Options for Restricted Stock Units, dated April 17, 2009
(a)(1)(B)*	Form of Communication to Eligible Individuals Announcing the Exchange Offer
(a)(1)(C)*	Election Form
(a)(1)(D)*	Form of Election Withdrawal Notice
(a)(1)(E)*	Form of Personal Summary Statement
(a)(1)(F)*	Proposed Form of Second Amended and Restated 2001 Stock Option Plan as amended to permit the grant of Restricted Stock Units
(a)(1)(G)*	Proposed Form of Restricted Stock Unit Agreement (Non-Key Management)
(a)(1)(H)*	Proposed Form of Restricted Stock Unit Agreement (Key Management)
(a)(1)(I)*	Notice of Threshold Exercise Price
(a)(1)(J)
Agreement and Plan of Merger, dated as of January 8, 2009, by and among TD AMERITRADE, Tango Acquisition Corporation One, Tango Acquisition Corporation Two and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the Commission on January 12, 2009)
(a)(1)(K)
Proxy Statement/Prospectus (incorporated by reference to the proxy statement/prospectus included in Amendment No. 2 to the Registration Statement on Form S-4 filed by TD AMERITRADE with the Commission on April 24, 2009, as further amended from time to time)
(a)(1)(L)	Form of Communication to Eligible Individuals Regarding the Exchange Ratio Calculation
(a)(1)(M)	Tender Offer Conversion Form
(b)	Not applicable
(d)(1)
The thinkorswim Group Inc. Second Amended and Restated 2001 Stock Option Plan (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed by the Company with the Commission on August 8, 2008)
(d)(2)
The Telescan, Inc. Amended and Restated 1995 Stock Option Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 filed by Telescan, Inc. with the Commission on November 21, 2000)
(d)(3)	The Telescan, Inc. 2000 Stock Option Plan (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-8 filed by Telescan, Inc. with the Commission on November 21, 2000)
(d)(4)
The Telescan, Inc. Amended and Restated Stock Option Plan (incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 filed by Telescan, Inc. with the Commission on February 2, 1994)

Exhibit No.	Document
(d)(5)	Voting Agreement, dated as of January 8, 2009, by and between TD AMERITRADE and Lee Barba (incorporated by reference to Exhibit 99.1 of Amendment No. 1 to Schedule 13D filed by Lee Barba with the Commission on January 8, 2009)
(d)(6)
Voting Agreement, dated as of January 8, 2009, by and between TD AMERITRADE and Tom Sosnoff (incorporated by reference to Exhibit 99.1 of Amendment No. 1 to Schedule 13D filed by Tom Sosnoff with the Commission on January 9, 2009)
(d)(7)
Voting Agreement, dated as of January 8, 2009, by and between TD AMERITRADE and Tom Sosnoff, as trustee of the Tom Sosnoff Living Trust (incorporated by reference to Exhibit 99.2 of Amendment No. 1 to Schedule 13D filed by Tom Sosnoff with the Commission on January 9, 2009)
(d)(8)
Voting Agreement, dated as of January 8, 2009, by and between TD AMERITRADE and Scott Sheridan (incorporated by reference to Exhibit 99.1 of Amendment No. 1 to Schedule 13D filed by Scott Sheridan with the Commission on January 9, 2009)
(g)	Not applicable
(h)	Not applicable

*
Previously filed on April 17, 2009 as an exhibit to the Schedule TO.

4

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THINKORSWIM GROUP INC.
By:	/s/ LEE BARBA
Name: Lee Barba Title: Chairman and Chief Executive Officer Date: April 24, 2009

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  Item 5. Past Contracts, Transactions, Negotiations and Agreements.
  Item 11. Additional Information.
  Item 12. Exhibits.
EXHIBIT INDEX
SIGNATURE